SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 15, 2005

    GREAT BASIN GOLD LTD.
Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Canada

(address of principal executive offices)
  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 15, 2005

  Print the name and title of the signing officer under his signature.
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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.greatbasingold.com

Hollister Gold Project Participant, Hecla
Seeks Resolution to Impasse

April 15 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) advises that Great Basin was notified on April 14, 2005 that Hecla Mining Company ("Hecla") has filed for declaratory relief from the Nevada District Court for Elko County in connection with Hecla's rights to earn into Great Basin's Hollister Gold Project on Nevada's Carlin Trend. Hecla and Great Basin have been unable to resolve a difference of interpretation respecting their August 2002 Earn-In Agreement which requires that Hecla achieve certain earn-in milestones within specified time periods. Hecla is seeking the Nevada court's determination in respect of the unresolved issues.

As described in Great Basin's year end disclosures, Great Basin and Hecla have had discussions about these issues with no satisfactory resolution, and as a consequence Great Basin has been unable to predict the outcome.

Upon reviewing Hecla's news release dated April 14, 2005, Ron Thiessen, Great Basin CEO stated "Great Basin has been insistent on preserving its rights under the Earn-In Agreement. We have had the Agreement reviewed and are confident in our interpretation. I certainly concur with Mr. Baker's excitement about the upside potential of this project and we hope that this action will not prove to be a significant distraction to project operations."

Great Basin is actively engaged in advancing projects in two of the world's best gold environments. The Company is currently conducting feasibility studies on its Burnstone gold project in the Witwatersrand goldfield of South Africa, and with Hecla as operator, underground exploration and development work is now underway at the Hollister Development Block gold project on the Carlin Trend in Nevada, USA. The Company trades on the Toronto (TSX) and American (AMEX) Stock Exchanges.

For additional details on Great Basin and its gold projects, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No stock exchange or regulatory authority have approved or disapproved the information contained in this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.